Exhibit 7

Media Release
27 February 2003

Mayne reports half year results

Rebuilding of health care businesses

Mayne Group Limited today announced the results for the half year to 31 December 2002, a period during which the company consolidated its focus on the health care businesses and began rebuilding poorer performing divisions.

Mayne Group Managing Director and Chief Executive Officer, Mr Stuart James, said that while the previously announced asset writedown had led to a loss for the half, the decision to focus on core health care businesses resulted in an improved underlying operational performance.

The company reported a net loss after tax of $57.7 million, including the after tax writedown of $90.8 million. The continuing businesses made an EBIT contribution of $96.7 million, an increase from $76.3 million in the second half of 2002. The company also announced an interim dividend of 4 cents, which is unfranked, reflecting the lower Australian tax paid in 2002.

“In the past six months we have been committed to rebuilding our total business as we reviewed the strategic value and performance of our assets,” Mr James said.

“We have streamlined our diverse portfolio with a series of divestments in non-core or underperforming assets and the acquisition of businesses that complement our ongoing portfolio,” he said.

“The sale of the logistics businesses has been successfully completed, the personal wash business was sold in December, we have closed the overseas sunscreens business, and the sale of seven cashflow-negative hospitals is expected to complete in the next two to three months.

“We have invested more than $300 million in higher margin Pathology and Diagnostic Imaging acquisitions, consistent with the strategic intent we advised at the last results presentation. These acquisitions, such as QML pathology and Pacific Healthcare radiology, have met all our pre-acquisition expectations.

“In our continuing health businesses, we have seen results of rebuilding programs and further development of market-leading positions.

“The turnaround strategy in the Hospitals business is now showing benefits, with all the key performance indicators improving on the previous six months. In the continuing hospitals, the number of admissions was 248,965, up by more than 6,000 on the six months to June 2002, with occupancy rates moving up from 74.5% to 76.9%.

“These admission figures and the higher occupancy rates signify a return in confidence in the hospitals management. According to industry data, we were able to grow ahead of the market rate in tough industry conditions. At the same time, our management team has been successful in reducing labour costs per work-hour, assisting the improved return with EBITA margins moving from 2% to 4.7%.

“Pathology and Diagnostic Imaging both grew market share. Pleasingly, the turnaround in the NSW pathology business continues, having now delivered its third consecutive quarter of growth. With the acquisitions in both businesses, they are well positioned to continue their growth.

“A strong performance continued in Pharmaceuticals, driven by a recovery in the European region and growth in Australasia. However, the benefit of further sales penetration in the US market was offset by the currency crisis in South America.

“The future product pipeline is robust, as we have nurtured our own product development capabilities and taken advantage of targeted product acquisitions, such as the propofol and fluconazole products from Baxter, that complement our product range. Our prompt and thorough response to the FDA has also allowed the business to continue with minimal disruption.

“Pharmacy Services had a solid result, maintaining its margins in a highly competitive market due to a strong product and services offering introduced to pharmacists during July and August. This business has also successfully managed the introduction of new warehouse software.”

Earnings from Mayne’s former logistics, personal wash and overseas sunscreens businesses have been treated as discontinued earnings.

Outlook

Mr James said that Mayne’s focus is on building businesses that would deliver sustainable earnings.

“Each of our continuing businesses has a number of challenges, for example Hospitals now faces a seasonally slower second half, substantial nurse wage increases and higher insurance costs. These factors need to be recognised by health funds and government,” Mr James said.

“Under these circumstances, it is our expectation, given the series of rebuilding and investment initiatives we have undertaken, that for the continuing businesses the second half performance will be similar to the first six months,” he said.

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Financial Results

Half year financial result

$m	2H02	1H03

NPAT continuing	32.7	41.0
NPAT discontinuing	25.6	(7.9)
Significant items Profit/(Loss)	19.5	(90.8)
Reported NPAT	77.8	(57.7)
Continuing businesses EBIT[1]	76.3	96.7
Normalised EPS (cents)[2]	8.7	10.3

[1] Excludes unallocated costs
[2] Before amortisation, significant items and discontinuing businesses

Continuing operations EBIT

$m	2H02	1H03

Hospitals	7.3	25.3
Primary care services	11.8	12.4
Diagnostics	26.4	26.6
Products	30.8	32.4

Continuing businesses	76.3	96.7
Unallocated	(6.4)	(5.6)

Underlying EBIT	69.9	91.1

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